

By Electronic Mail

December 10, 2021

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: RBB Fund, Inc.
Issuer CIK: 0000831114
Issuer File Number: 333-259835/811-05518
Form Type: 8-A12B
Filing Date: December 10, 2021

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Motley Fool Global Opportunities ETF (TMFG)
- Motley Fool Mid-Cap Growth ETF (TMFM)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications